Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ToughBuilt Industries, Inc. on Form S-1 of our report dated April 15, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of ToughBuilt, Industries, Inc. as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, appearing in the Annual Report on Form 10-K of ToughBuilt Industries, Inc. for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp
Costa Mesa, CA
May 13, 2022